Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab

presentation delivered at the Global Technology, Media and Communications Conference on Monday, May 24, 2021 at 11:45 AM

Mark Fiteny: Good morning. It is our privilege to be hosting Grab for their very first conference appearance since we announced the de-SPAC transaction last month. Grab is pioneering the model for local services around Southeast Asia.

It operates the region’s largest superapp with the largest position and the leadership position in mobility deliveries and financial services, and it operates pan-regional model across Southeast Asia.

Not only does it stack three of the largest markets, it creates a transformational experience for consumers, for merchants, and for the Grab drivers in the ecosystem. With us today, we have Ming Maa, Grab’s President, and Peter Oey, Grab’s Chief Financial Officer. Very excited to host a fireside chat.

Maybe we can just kick off with some questions. Why don’t we start with the basics? Why don’t we get a sense for how is Grab born, and can you give us a sense of mission and culture and how they play for the company?

Ming Hokng Maa: Sure. Thanks, Mark. On behalf of both Peter and I, thank you very much for having us here today. The origin story started back in business school in a class called Business at the Base of the Pyramid.

It was at that class back in HBS, our two co-founders were inspired about the opportunity for companies to create a real double bottom line, both economic profits and social impact. The first problem that they were solving was all about improving safety in transportation.

10 years ago, you just would not have felt safe about your mother or your sister or your wife taking a taxi alone in Malaysia. Now, fast forward a few years and we started to realize that our driver partners are a lot more than just drivers.

They’re what we call everyday entrepreneurs who are just trying to make an honest living with the skills and the resources that they have access to. They’re all around us. They’re not just drivers, they’re also the restaurant owner in Chiang Mai or the wet market fishmonger in Kuala Lumpur.

In fact, there’s more than 70 million everyday entrepreneurs and SMEs in Southeast Asia that form the real backbone of economic activity here. Our mission is to create true economic empowerment for everyday entrepreneurs and all of the consumers that support them every day.

We do this through a super app that powers food delivery, that powers ridesharing, financial services, and a whole host of other services that enable these everyday entrepreneurs to generate incomes, and more importantly, to generate livelihoods.

Mark: Tackling this in Southeast Asia presents a unique set of challenges and opportunities. How do you think about the region-specific challenge set?

Ming: The first thing to all acknowledge is that COVID has dramatically worsened economic inequality across the region. If you look at the World Bank, their estimates are over 40 million individuals will either remain in poverty or fall back into poverty this year alone because of COVID and all the after-effects.

Many of these individuals who are being pulled back are everyday entrepreneurs, who can’t just conduct their business on Zoom, do a conference call on Zoom, or don’t have the know-how to move their business from the traditional offline world to online.

Think about traditional businesses like your mom-and-pop restaurants, your web markets, your food hawkers, all of them absolutely core to everyday life here.

I think this economic inequality also exists in financial services where individuals who are either unbanked or underbanked have been just dramatically and disproportionately hurt because they can’t get access to funding, they can’t get access to personal loans or the right insurance products.

A big focus of our super app and the digital marketplaces that we’re creating is to help enable SMEs and everyday entrepreneurs to generate incomes to close that digital divide and thrive in a world that’s digitizing at a very, very fast rate here.

Mark: Ming, maybe you can double-click on the rise of technology in Southeast Asia more broadly, and then specifically, what is Grab doing as a pioneer for the technology models?

Ming: First of all, it’s important to say that we are seeing a lot of global tech companies start focusing on Southeast Asia as a very attractive end market by itself. This wasn’t always the case, certainly not 5 or 10 years ago.

It’s not surprising why now. There’s very favorable demographics. The population is twice the size of the United States. It’s also a very young region. Half the population is under the age of 30 and consumers are spending on average eight hours per day on the Internet. That’s 20 percent higher than what you see in the US.

Now, combine this digital population with a region that has very large infrastructure gaps, public transportation chronically underinvested falling short. Many consumers today still don’t have a bank account. 6 in 10 adults still remain either unbanked or underserved. It’s this combination that we believe creates an opportunity for disruption by tech companies.

A super app strategy is key for this region because we don’t have the legacy of a PC history. Many consumers here are smartphone first. They’re not used to alt-tabbing between different applications. Yet, at the same time, the network infrastructure here can be very unreliable, so we’re limited in what we can download and install on our phones here.

Instead, what we see is consumers prefer a single super app that takes care of all of their high frequency everyday transactions. That’s where we fit in. Everyone eats three to four meals a day. Everyone moves around the cities that they live in. They shop online, they pay their bills, and we have all of their digital financial information in one place to reduce friction for commerce and for payments.

Mark: You started to touch on it. If our frame of reference is other global companies that have a business in mobility or have a business in delivery or have a business in financial service, how do you think about the compare and contrast of your model relative to those global frames of reference?

Ming: Perhaps I’ll let Peter talk a little bit about our model and how our ecosystem and what really makes it unique.

Peter Oey: Sure. Will do. If you think about the business model of Grab and you really just step back, we’re a super app strategy. What a super app strategy allows us to do is to operate a platform offering very highly relevant and high-frequency usage cases. That’s what makes us very unique to our peers and also to some of our competitors also.

The best way to put it is investors have often said that we’re like Uber plus Doordash and Ant Financial all in one app. That’s what the super app strategy to us really means. It means that we can deliver both of resilience as well as a flywheel of growth.

Grab is the one app consumers use for all their everyday needs as what Ming said earlier. What that means is from the time the consumer wakes up in the morning and until they turn off the lights, millions in Southeast Asia are using the Grab app to order breakfast, to book a ride, to go to work or to go to school.

They use the Grab app to make payments in stores. They are ordering groceries through the Grab app. They’re paying bills also through the same app. All this in one application, in one super app. Being in one app, you can also then layer on our driver partners and merchant partners into this ecosystem.

That’s how you create this ecosystem, that unique ecosystem within the Grab app. Many of our driver partners can easily toggle between all these various services. In the morning, our driver partner can be driving you to work. At 12:00 PM, they’re delivering lunch, and then at 3:00PM, they’re delivering parcels, and then at seven o’clock PM, they’re driving you home.

You’ve got this unique toggling for all the driver partners that if you’re not a super app, you just can’t do that. This creates this powerful flywheel that accelerates the growth and underpins this unique competitive moat that we have. Just our scale and the way we operate in countries all through southeast Asia, millions of transactions occurring on our platform every day.

The more activity we generate, the greater the benefits of everyone in our ecosystem. As we also add more services, we give consumers more reasons to increase their engagement on our platform.

The more engaged our consumers become, the more income opportunities also it generates for drivers and also for our merchant partners at the same time. What it does is, it draws more drivers, and it draws more delivery partners into this ecosystem.

What happens then, obviously, it gives you greater selection. It gives you a greater value for our consumers. It gives you faster delivery times for our consumers and the retention improves. It lowers our customer acquisition costs also. Over time, it creates this virtuous cycle of growth for everyone in the ecosystem.

Just to highlight a few stats here which makes it very unique and speaks to this ecosystem that we’ve created for consumers. The more services that we provide, the more engaged our consumers become. Now, we’ve increased the proportion of our users that use two services or more by five times over the last three years. When users use more of our services, the retention also increases.

Now, of the active users that use more than three services from Grab, roughly about 75 percent of our consumers a year ago are still with us using Grab today. That speaks to the retention of our super app strategy. Now, also, over the last three years, we’ve decreased ourselves and marketing spend as a percentage of net revenue by 3x.

Which then also speaks to lowering our customer acquisition costs created by this virtual cycle of ecosystem that we’ve created.

Mark: That makes sense. The flywheel benefit of synergistic products within the super app makes sense. What do you do from a product design standpoint to ensure that there is synergy for the users, for the merchants, and for the drivers, so they get multiple applications and you get to see people migrating from one service to the next?

Peter: Yeah, there is a few areas. Our tech stack is very unique, and how we’ve built our technology stack. It’s important, it’s one of our unique proposition also. There are several areas here. Firstly, we’re very hyper-local in the creating in the products and services for each of our markets.

Stepping back, Southeast Asia is made up of roughly 11 countries, and each market is very, very unique in its own sense. That means that our products and services are very localized to the preferences of these consumers in each country. An example of this is our Indonesian market are very reliant on prepaid top-ups.

That’s why we’ve rolled out a top-up service called Pulsar, which is very, very popular in Indonesia. In Cambodia, you can hail a tuk-tuk instead of a bike. In fact, we’ve taken this approach one step further and localized our product to each city, so that when you see a Grab screen in Bangkok, it might be different what you see in Phuket.

That’s the localization that’s much needed, and we’ve done many, many steps for our consumers to have that experience. Now, the second thing is we process millions of rides and deliveries each day. We actually generate over 40 terabytes of data just daily.

With this volume and frequency of data that we process through each platform every single day, it gives us a unique view to the consumption patterns and consumer behaviors across Southeast Asia. AI today powers much of the Grab experience and the ecosystem today.

We personalize every engagement for our consumers that are on our platform to drive operational, but also service efficiency. Now, for example, one routing algorithm that we do is we optimize the efficiency for our driver-partners. Every ride factors in over a multitude of different attributes, like the driver’s profile, you’ve got the right history, you’ve got the location, what time of day is it?

The AI finds the passenger and the driver for the best match possible. Again, why we do this is, one, is the customer experience. The driver will maximize their earning potential. Also for the consumer, the end-user, short waiting times, and also the lower possible fees for our consumers also at the same time.

We do a lot of work around the tech platforms out of the house, just to make sure that that unique proposition gives that competitive mode that we have, but also the consumer experience and a driver experience also that creates this unique ecosystem.

Mark: Got it. You’re managing a business that has different services at different levels of maturity since launch and different levels of penetration relative to the total market size. How do you think about managing businesses at different stages within the same super app and leveraging the same infrastructure?

Peter: Ming, do you want to take that one?

Ming: Sure. [laughs] Thanks, Peter. Thanks, Mark, for the questions. You’re actually right, it is a challenge. One of the key challenges around capital allocation for platform companies that have multiple products, multiple services at different stages has always been one of the key things to focus on for [inaudible] businesses.

For us, if you look at the maturity of our businesses, obviously, we led with ride-sharing first. We’re now at a very good place in that market. We see continued growth within ridesharing, but yet, we still see tremendous penetration yet to go. Meaning the opportunity for growth is still very much in front of us rather than behind us.

At the same time, we’re seeing — obviously, with the onset of COVID over the last year and a half — that certainly accelerated new growth areas for us, whether it’s deliveries of food, groceries, or last mile deliveries, or whether it’s cashless payments in our entire financial services industry.

What’s been very fascinating for us to see is the persistency of our new verticals, the persistency of deliveries, the persistency of cashless financial services. When you think about going forward and how we think about capital allocation, we’re very excited about our new growth verticals. We think there is a tremendous amount of headroom yet to go.

Penetration, when you benchmark against any other region, whether it’s the US or China, remains chronically very low. We’re putting a lot of bullets and a lot of wood behind those verticals.

Mark: If you fast-forward it then 5-10 years down the road, how do you think about where this ends up if you take the logical extensions of what you’re building today?

Ming: As you think about the next 5, 10, 20 years of growth, we’re going to continue focusing on our super app strategy. That’ll continue to remain key to growth across the region. The reason why is very simple.

The advantages in terms of solving customer pain points, the advantages that Peter talked about in terms of lifetime value, retention, unit economics, they’re all very compelling when compared to a single vertical approach that you see that’s more typical in other companies.

For us, we’re going to stay heads down. We’re very excited about three areas in the business. First, we’re going to triple down on last mile deliveries. Between 2018 to 2020, our deliveries business grew by CAGR of over 200 percent.

We believe that consumers have...Again, they’ve embraced deliveries in a very durable way that we believe will persist long after COVID is behind us. Second, we’re very focused on going back to our roots in helping everyday entrepreneurs.

We’re investing in our merchant services platform to help our merchants earn more. We’re helping them go online. We’re helping them with digital marketing and how to attract a much larger customer base and audience base.

Third, we’re focused on growing our financial services business. Insurance has been a huge success for us. We’ve originated over a 130 million pay for policies since we launched that service last year.

We’ve launched micro investment products so now you can invest and save with just a single dollar in your wallet. Our goal is to keep transforming financial services with products that are more accessible and more affordable and more transparent for consumers.

The future of the super app is really about the interplay between all of these verticals, how we tie everything together, how we cross-sell, and how we create greater value for consumers much more than just the sum of the parts.

Mark: As you think about your growth in a regulatory environment that is different than other geographies in the world, also not homogeneous for Southeast Asia, how do you think about the regulatory overlay and your relationship with local regulators?

Ming: We’re fortunate to have a very supportive regulatory environment around us. I think that’s partially been the result of our philosophy in our focus on partnering with governments rather than taking a more across the table type of a stance.

Earlier, Peter talked about how our digital wallet is now being used in many, many different public side use cases. Our digital wallet was the only non-government-linked wallet that the government in Malaysia selected to distribute COVID relief aid, as an example.

In Indonesia, we’re working with the government to set up drive through vaccination services. In Singapore, we’re working with Singtel, which is a government-linked company to develop one of the first digital banks in the region. That’s very exciting for us going forward.

The examples go on and on because our mission of creating economic empowerment is very aligned with many of the most pressing problems and the most pressing issues that governments need to solve. Going forward, we see a lot of these public to private partnerships going hand in hand. That’s how we create the right regulatory environment for us.

Mark: How are you in the trajectory of your sustainability initiatives, recognizing that your business has a footprint? How do you think about sustainability today and the investments that you will make over the course of time?

Ming: They’re absolutely top of mind for us. Frankly, they’re core to a lot of our DNA here. If you think about the carbon footprint of our vehicles, we’re very focused around converting diesel or gasoline to electric vehicles.

In Singapore, and as an example, we operate one of the largest electric vehicle fleets. We’re exploring the use of electric vehicles across other regions as they become more economically affordable and appropriate.

In food delivery, as we all know, there’s a tremendous amount of waste that’s generated from the packaging and the bags. We’re creating opportunities to think through how do we reduce the waste that’s produced from deliveries.

These are all very critical and important problems that we need to solve. We’re very thankful that there’s a good community of companies that are all focused around solving the same problems and we’re very aligned and focused on that as well.

Mark: How do you look at the competitive environment, whether it’s direct competitors, or indirect competitors, or future companies who see Southeast Asia as a bigger opportunity for them over time or companies yet to be born? How do you think about your posture relative to competitors, Grab’s advantages relative to competitors, and how the chessboard plays out?

Peter: Maybe I’ll take this one, Mark. I think it’s important to highlight that we operate in a very attractive market with huge TAM. Ming mentioned earlier that the penetration in the services that we provide are still very nascent. I’ll give you some stats here.

Penetration of online meal ordering is around half of the US and also China. Ride hailing penetration in Southeast Asia is one-fifth of China and 60 percent of the US. 6 in 10 adults in Southeast Asia are underserved or unbanked, while more than 7 in 10 in the US and China have adequate access to financial services.

There’s definitely a huge market, huge opportunity and there is definitely room for more than one player in each market. That’s what we’ve seen. It’s a very dynamic competitive landscape in Southeast Asia.

For Grab, we’ve been very fortunate enough to have executed extremely well to become the regional leader across ride hailing, our food delivery, and also in our digital wallet payments. We’re actually expanding our lead and we’re doing it efficiently and more effectively also than anyone else.

How we do that is it goes back to what I spoke about earlier, the fact that we’re not focused on one country, we’re not just focused in one product or services. We operate a super app strategy across the multiple countries and multiple products and services.

On a regionwide basis, we compete against food delivery booking companies who only just deliver food, for example, or they just do ride hailing or they just do digital payments. That gives us also a competitive edge in terms of scale and also just I talked about earlier about just how we leverage our drivers in terms of toggling between all the different services that we do today.

Also, the super app strategy from a competitive structure-wide has a real structural advantage over the others also, over our peers because definitely, we operate a shared fleet across all the different services.

CAC is a very important piece. Sometimes, people don’t think about the CAC side in a super app world. That actually is critical, because our CAC is much lower because we can easily cross-sell services to the same consumer.

That same consumer that takes ride hailing can also take our food delivery, can also take our grocery delivery, can also order Grab Express to ship parcels, or order from online and get it shipped to their home, and also can make digital payments at the store, can also buy insurance products.

All these services leads to better cohorts for us, better retention, and a lower of cost of service and higher lifetime values. Just on the payment side, just double click on the payment side across, we’ve got significant portfolios of financial services across the region.

We have access to payment licenses in six core markets, insurance licenses in six countries, lending licenses in five countries. Also, we have the digital bank license in Singapore, which was announced Q4 last year. That has really just given us a much more array of products services that we can offer to our consumer and also helps our partners, whether it’s the drivers, also on the merchant side.

Mark: Peter, you have elected to go public through a SPAC process. Maybe you can give a little bit of context on your decision making and how you thought about that as a route to the public markets.

Peter: Yeah, sure. First of all, we’ve been preparing to become a public company for about a year now. When we started the journey, it wasn’t that we were going to do SPAC. It was actually let’s go to traditional method. We actually started doing all the necessary work that any companies would do in becoming public in the traditional route.

Keeping up, we always kept an open mind as to what is the most effective way for a tech company our size to go public, whether it’s direct, whether its traditional, or whether it’s a SPAC. I would say the SPAC option probably came in later into the picture for us, while we were going down the traditional route.

What became very clear for us was the whole SPAC came together, was when we came across Altimeter. Partnering with Altimeter gave us a unique platform. We call it the Altimeter Capital Markets platform. It gave us the best way in terms of how to go public. I’ll say a couple of reasons as to why we decided to go down this route, and why it was Altimeter that we decided.

One was the process gave us an opportunity with Altimeter to create this solid day-one cap table with long-term investors. That was the first goal for us in going public, whether in any route, is they have long-term investors that we want to partner with Grab over a long-time period, so that was one.

Secondly, which is more on the sponsor side on the Altimeter, Altimeter is unique, and they’re a terrific partner for us. There’s a few things I’ll highlight there, which was just a gem when it comes to just coming together. It was like a marriage coming together.

One is they have a very long-term view and commitment. Altimeter believes in Grab and making a sizable investment in our future, and that was reflected in a three-year lockup of the sponsor promotion which they volunteered. To us, it was just a sign of that long-term commitment and a long-term view with Grab.

The second, which is very, very important to us, is that they share the similar values, and it was very apparent during the process. In working with Altimeter, they share the same mission, and also they want to help us to have a broader impact in Southeast Asia.

There’s a document called The Grab Way, which is available on the investor relations website. It talks about as to why Grab was created. It talks about as to why Grab exists today.

That mission was so important for Altimeter to grasp, and they did, so much that we’ve created an endowment fund called GrabForGood that Altimeter is donating 10 percent of the sponsor promote shares to the GrabForGood endowment fund.

Finally, they have what it takes to help us grow our business. We talked about the opportunity ahead of us. Grab and the team have experience in building tech businesses, and they’ve been where we are before and have the wisdom that comes with direct experience, so we value that. All those combination just came together for us to partner.

Mark: In the process, you are raising a fair bit of capital. As you look at your war chest pro forma for the transaction, how do you think about the investments that you’re going to make, and what are the uses of proceeds? How do you think about the ability to finance the next stages of growth of Grab?

Peter: We’ve been very blessed in terms of our capital structure. We’ve got very strong investors and committed investors since the early days. It’s been a fantastic opportunity just to work with them. As we go to the next stage now, as a public company, we feel that we’re going in with a very robust balance sheet.

We’re going in with a position of strength, in terms of our balance sheet. That helps us fuel the growth that we talked about and being shared about. This is a long-term play for us. The TAM is huge, that I said earlier. We’re still in the very early days in Southeast Asia.

If you look at our business, our ride-hailing is roughly about nine years old, but our food delivery business is only three years old. We’ve been able to be the regional leader in food delivery in that three years, but yet, also, there’s still room for opportunities there for us to invest and also grow.

There’s the grocery delivery business, which is still very young for us, less than 18 months. We’ve got also opportunity in the financial services, which is still a very young business for us. We’ve got Digibank, also, that we want to set up, create, and operate.

We’ve got ample opportunity over the next many, many years, and we feel that our balance sheet is strong. By going to the capital markets, a public offering also would set us up for the next wave of growth that we have ahead of us.

Mark: One more question before we close it. I did want to touch on The Grab Way. We’ve had the privilege of being a partner for quite some time. It is a special company, and true to mission and culture.

How do you, as a management team, make sure that you preserve that in the process of going public, in the process of growing, in the process of spreading out and becoming a bigger company? How do you make sure that you hang on to the core?

Ming: First of all, it is very hard. It’s very difficult. It’s very easy when there are 100 employees in the company. It’s much more challenging when that becomes 2,000, 6,000, and beyond. You’ll see it in our backgrounds. We have what we call our four Hs, heart, humility, honor, hunger.

This is core to how we think about our North Star, how we think about the boundaries, how we think about the opportunities, and how we think about execution. There is no one-size-fits-all solution. The key is simply just repetition and repetition.

We talked about The Grab Way every chance we get, at all of our town halls, at all of our one-on-ones, all of our management meetings. It starts with the leaders at Grab. It starts with Anthony, Ling, Peter, and the rest of the team, and just emphasizing the importance in everyday small actions.

It’s not about motivational posters that you put on the bathroom door, but it’s about the actions that we do, the small things that we do every day that demonstrates the cultural values that we care about.

Mark: We’ve been blessed to see you walking the walk, and very grateful to have you here at our TMC Conference. Thank you both, Ming and Peter, for your time, and good luck with the next stages of your transaction.

Ming: Thank you so much, Mark.

Mark: Thank you.

Peter: Thank you, Mark.

Ming: Take care.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.